Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release.

April 6, 2020

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes R. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

April 6, 2020

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Ma. Lourdes R. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,588 As of February 29, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	April 6, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT, KKR, Tencent, IFC and IFC Emerging Asia Fund commit up to US$120mn of new investments in the Philippines’ Voyager Innovations

•	Follow-on investments from PLDT, KKR, Tencent, IFC and IFC Emerging Asia Fund support the Company’s growth strategy
•	New funding to accelerate thrust of Voyager’s PayMaya to provide digital financial access to all Filipinos

MANILA, PHILIPPINES – April 6, 2020 – PLDT Inc. (NYSE: PHI|PSE: TEL), the Philippines’ leading telecommunications and digital services provider, KKR, a global investment firm, Tencent, a leading provider of internet value-added services in China, IFC, a member of the World Bank Group, and the IFC Emerging Asia Fund, a fund managed by IFC Asset Management Company, today announced the signing of agreements under which PLDT, KKR, Tencent, IFC and IFC Emerging Asia Fund commit up to US$120 million in new funding towards the expansion efforts of Voyager Innovations (“Voyager” or the “Company”), a leading technology company in the Philippines.

This follows KKR’s, Tencent’s, IFC’s and IFC Emerging Asia Fund’s initial investments totaling US$215 million made to Voyager in 2018, and underscores the investors’ support of Voyager and its strategy to provide greater access to digital financial services across the Philippines through its financial technology arm, PayMaya Philippines (“PayMaya”). The fresh funding also comes as government, businesses and consumers are turning to cashless transactions and digital finance as part of a broader response to present-day challenges.

This US$120 million investment is part of a broader fundraise for Voyager and is intended to support PayMaya’s rapid growth as it pursues its mission to accelerate digital and financial inclusion in the Philippines and enable the wider Filipino population to participate in the digital economy. The Company is also in talks with other strategic and financial investors.

PLDT, KKR, IFC, IFC Emerging Asia Fund and Tencent said in a joint statement: “This fresh round of investment is a testament to Voyager’s success in providing Filipinos with access to convenient, relevant and inclusive digital financial services through PayMaya. This is also a recognition of the significant role that the Philippine financial technology industry can play in providing meaningful digital solutions to many of the crucial and very-human challenges that the Philippine community faces today.”

Orlando B. Vea, CEO and Founder of Voyager Innovations, said: “In line with the country’s goals, we have made significant strides in spurring cashless adoption in a largely unbanked population. This funding boosts PayMaya’s ability to reach more Filipinos, especially as access to digital financial services becomes even more important.”

Shailesh Baidwan, President of Voyager Innovations and PayMaya Philippines, said: “Today, more than ever, our end-to-end digital financial services are becoming more relevant and embedded in the daily lives of Filipinos - from sending money, buying airtime load, or paying for purchases through our PayMaya wallet, bridging the unbanked and underserved via mobile remittance through our over 27,000 Smart Padala partner touchpoints in communities, to enabling payment acceptance for all kinds of merchants. This investment will enable us to better support our financial inclusion thrust, while allowing us to expand to adjacent services.”

Voyager’s PayMaya is the only end-to-end digital payments ecosystem enabler in the Philippines with platforms and services that cuts across consumers, merchants, and government. Aside from providing the payments acceptance for the largest e-Commerce, food, retail and gas merchants in the Philippines, PayMaya is enabling national and social services agencies as well as local government units with digital payments and disbursement services.

Through its PayMaya app and wallet, it is providing millions of Filipinos with the fastest way to own a financial account with over 40,000 Add Money touchpoints nationwide, more than double the total number of traditional bank branches in the Philippines combined. Its Smart Padala by PayMaya agent network serves as last mile digital financial hubs in communities, providing the unbanked and underserved with access to services.

Most recently, Voyager’s PayMaya launched its #OneAgainstCOVID19 drive to enable donations online, via mobile app, and QR to help various humanitarian organizations such as the Philippine Red Cross, UNICEF, Oxfam Pilipinas, UP PGH Medical Foundation, and Caritas Manila in relief efforts for the most vulnerable segments of the Philippine population affected by the COVID-19 pandemic.

KKR’s follow-on investment in Voyager Innovations is being funded from KKR Asian Fund III.

*****

ABOUT PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups--fixed line and wireless--PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network. PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

ABOUT VOYAGER INNOVATIONS AND PAYMAYA PHILIPPINES

Voyager Innovations, Inc. is the leading technology company in the Philippines, focused on customer-centric emerging market platforms for digital and financial inclusion. Its digital financial services arm, PayMaya Philippines (PayMaya), uniquely offers the widest range of integrated payments solutions for merchants and consumers. PayMaya has two key businesses:

•

PayMaya Enterprise enables all types of merchants to accept online and face-to-face payments through a unique proprietary end-to-end payments ecosystem (gateway, processing, and acquiring for several schemes including Visa, Mastercard, and JCB).

•

PayMaya Consumer provides Filipinos with convenient access to digital financial services through PayMaya, the most recognized prepaid e-wallet and digital payments app, and via Smart Padala, leading remittance network in the country.

For more information, visit paymaya.com.

ABOUT KKR

KKR is a leading global investment firm that manages multiple alternative asset classes, including private equity, energy, infrastructure, real estate and credit, with strategic partners that manage hedge funds. KKR aims to generate attractive investment returns for its fund investors by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities through its capital markets business. References to KKR's investments may include the activities of its sponsored funds. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR's website at www.kkr.com and on Twitter @KKR_Co.

ABOUT TENCENT

Tencent uses technology to enrich the lives of Internet users. Our social products WeChat and QQ link our users to a rich digital content catalogue including games, video, music and books. Our proprietary targeting technology helps advertisers reach out to hundreds of millions of consumers in China. Our infrastructure services including payment, security, cloud and artificial intelligence create differentiated offerings and support our partners’ business growth. Tencent invests heavily in people and innovation, enabling us to evolve with the Internet.

Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (0700.HK) are traded on the Main Board of the Stock Exchange of Hong Kong. For more information about Tencent, please visit www.tencent.com.

ABOUT IFC

IFC—a sister organization of the World Bank and member of the World Bank Group—is the largest global development institution focused on the private sector in emerging markets. We work with more than 2,000 businesses worldwide, using our capital, expertise, and influence to create markets and opportunities where they are needed most. In fiscal year 2019, we delivered more than $19 billion in long-term financing for developing countries, leveraging the power of the private sector to end extreme poverty and boost shared prosperity. For more information, visit www.ifc.org.

ABOUT IFC ASSET MANAGEMENT COMPANY

IFC Asset Management Company (AMC), a division of IFC, mobilizes and manages capital to invest in businesses in developing and frontier markets. Created in 2009, AMC provides leading institutional investors with unique access to IFC’s emerging markets investment pipeline and investment expertise, while providing positive development impact in the countries in which it invests. AMC funds’ investors include sovereign wealth funds, pension funds, and development-finance institutions. It has raised approximately $10 billion across 13 investment funds covering equity, debt, and fund-of-fund products. For more information, visit www.ifcamc.org

Stay Connected

www.ifc.org/eastasia

www.twitter.com/IFC_EAP
www.youtube.com/IFCvideocasts
www.ifc.org/SocialMediaIndex

www.instagram.com\ifc_org

www.facebook.com/IFCeap

www.facebook.com/IFCwbg

MEDIA CONTACTS:

PLDT
Ramon R. Isberto
rrisberto@pldt.com.ph

Voyager Innovations/ PayMaya Philippines
Nick Bautista Wilwayco
nick.wilwayco@paymaya.com

KKR
Anita Davis
Anita.Davis@KKR.com

Tencent
Jane Yip
janeyip@tencent.com/ ir@tencent.com

IFC and IFC Asset Management Company

Rachel Nalus

rnalus@ifc.org

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  April 6, 2020